EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three months ended March 31, 2011 and March 31, 2012 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three months ended March 31, 2011 and March 31, 2012, in thousands, except for earnings per share:

	Three Months Ended March 31,
	2011	2012
Net income	$3,286	$4,459
Net income allocated to non-vested share awards	(124)	(115)
Preferred stock dividend	(4)	(4)

Undistributed earnings available to common stockholders	3,158	4,340
Income from discontinued operations	(1)	(249)

Undistributed earnings from continuing operations available to common stockholders	$3,157	$4,091

Weighted average number of common shares outstanding for basic EPS computation	18,230	18,265
Effect of dilutive securities:
Stock options	38	55

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,268	18,320

Basic earnings per common share: Undistributed earnings	$0.17	$0.22
Allocation of earnings to non-vested share awards	0.01	0.01
Discontinued operations	—	0.01

Total	$0.18	$0.24

Diluted earnings per common share: Undistributed earnings	$0.17	$0.22
Allocation of earnings to non-vested share awards	0.01	0.01
Discontinued operations	—	0.01

Total	$0.18	$0.24

Share-based non-vested awards contain nonforfeitable rights to dividends, whether paid or unpaid, are participating securities and are included in the computation of both basic and diluted earnings per share. Our grants of non-vested restricted stock awards to our employees and directors are considered participating securities, and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.

Options to purchase 0.1 million shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2011, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.

The convertible junior subordinated debentures, due in 2029, are convertible into 4.4 million shares of common stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.